DNAPrint Genomics, Inc.
                               900 Cocoanut Avenue
                             Sarasota, Florida 34236

                              March  9,  2006

Ms.  Amy  C.  Bruckner
Staff  Accountant
Division  of  Corporation  Finance
United  States  Securities  and
  Exchange  Commission
100  F  Street,  N.E.
Washington,  DC  20549

Re:     DNAPrint  Genomics,  Inc.
        Item  4.02(a)  Form  8-K
        Filed  March  6,  2006
        File  No.  000-31905

Dear  Ms.  Bruckner:

     This will respond to your letter of March 7, 2006. DNAPrint Genomics, Inc. has today filed an amendment to the referenced Current Report on Form 8-K in response to your letter. DNAPrint has added to the first paragraph of the filing the following clarifying language: "The Board of Directors made this determination after discussing the matter with the Registrant's independent accountants." We hope this adequately responds to your comment.

As  requested  by  your  letter,  the  company  hereby  acknowledges  that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank  you  for  your  assistance.

                              Sincerely,

                              /s/  Richard  Gabriel
                              Richard  Gabriel